September 10, 2025

Jason K. Garland
Chief Financial Officer
Repligen Corporation
41 Seyon Street
Building 1, Suite 100
Waltham, MA 02453

        Re: Repligen Corporation
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 000-14656
Dear Jason K. Garland:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences